Filed by Professionally Managed Portfolios (SEC File No. 333-288295)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Akre Focus Fund
SEC File No. 811-05037
THIS LETTER RELATES TO YOUR INVESTMENT IN THE AKRE FOCUS FUND
August XX, 2025

Dear Valued Shareholder,

I am writing to you regarding a very important matter affecting your investment in the Akre Focus Fund (or the “Mutual Fund”). A few weeks ago you received proxy voting materials via email or mail. Our records indicate that we have not yet received your proxy vote. The Fund needs your immediate attention to vote your proxy as soon as possible.

Your Vote is Needed to Convert the Mutual Fund to an ETF

Proposal: Convert the Mutual Fund into an exchange-traded fund (ETF), the Akre Focus ETF, in Fall 2025.
Impact: No changes to the manager, investment objectives, or investment strategies. Shareholders generally will not recognize a taxable gain or loss for
U.S. tax purposes as a result of the conversion.

Board Recommendation: The Board unanimously recommends a FOR vote, noting the conversion is expected to provide benefits for most shareholders:
oEnhanced tax efficiency
oIncreased transparency
oExpense reduction

Please cast your proxy vote today. This is not just a procedural step—your vote ensures that your interests are represented. The conversion depends on shareholders’ overwhelming approval to move forward. The special shareholder meeting is September 19th. For more information on ETFs or the vote, visit akrefund.com/documents/proxy.
We very much appreciate your attention, and we thank you for your continued trust and investment.
John Neff
Chief Executive Officer & Chief Investment Officer Akre Capital Management, LLC

How do I vote? There are four convenient methods for casting your vote:
By internet: Visit the website located on the enclosed proxy card and enter the control number on your proxy card.
By touch-tone phone: Call the toll-free number located on the enclosed proxy card and enter the control number on your proxy card.
By phone with a representative: Call the toll-free number 1-800-820-2416 and speak with a proxy representative. Representatives are available Monday through Friday from 9 a.m. to 10 p.m. Eastern Time.
By mail: Complete, sign and return the proxy card in the postage-paid envelope provided.

NOBO/registered

THIS LETTER RELATES TO YOUR INVESTMENT IN THE AKRE FOCUS FUND
August XX, 2025

Dear Valued Shareholder,

I am writing to you regarding a very important matter affecting your investment in the Akre Focus Fund (or the “Mutual Fund”). A few weeks ago you received proxy voting materials via email or mail. Our records indicate that we have not yet received your proxy vote. The Fund needs your immediate attention to vote your proxy as soon as possible.

Your Vote is Needed to Convert the Mutual Fund to an ETF

Proposal: Convert the Mutual Fund into an exchange-traded fund (ETF), the Akre Focus ETF, in Fall 2025.
Impact: No changes to the manager, investment objectives, or investment strategies. Shareholders generally will not recognize a taxable gain or loss for
U.S. tax purposes as a result of the conversion.

Board Recommendation: The Board unanimously recommends a FOR vote, noting the conversion is expected to provide benefits for most shareholders:
oEnhanced tax efficiency
oIncreased transparency
oExpense reduction

Please cast your proxy vote today. This is not just a procedural step—your vote ensures that your interests are represented. The conversion depends on shareholders’ overwhelming approval to move forward. The special shareholder meeting is September 19th. For more information on ETFs or the vote, visit akrefund.com/documents/proxy.
We very much appreciate your attention, and we thank you for your continued trust and investment.
John Neff
Chief Executive Officer & Chief Investment Officer Akre Capital Management, LLC

How do I vote? There are three convenient methods for casting your vote:
By internet: Visit the website located on the enclosed proxy card(s) and enter the control number on your proxy card.
By touch-tone phone: Call the toll-free number on the enclosed proxy card(s) and enter the control number on your proxy card.
By mail: Complete, sign and return the proxy card in the postage-paid envelope provided.

OBO

Hello.
I am calling about your investment in the Akre Focus Fund.
The Akre Focus Fund needs your proxy vote in order to move forward with the conversion of the mutual fund into an exchange-traded fund, or ETF. The Board recommends you vote FOR the conversion, as it is expected to provide benefit for most shareholders, including tax benefits and expense reduction. This is not just a procedural step—the conversion depends on shareholders’ overwhelming approval to move forward.
Please contact us as soon as possible at 1-800-820-2416 Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time. Or you can login or call your custodian such as Schwab or Fidelity to vote.

Your vote is very important. Thank you and have a good day.

PLEASE HELP US BY RESPONDING TODAY
Dear Valued Shareholder:
We apologize for our second follow-up letter regarding your investment in the Akre Focus Fund. If you have responded since we mailed this letter, then thank you, and please disregard this second communication.

Please take a minute to call today - 1-800-814-9324.
We have representatives awaiting your call between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday, or Saturday between 10 a.m. and 6 p.m. Please reference your investor ID listed below.
Thank you for attending to this request and for your investment with the Akre Focus Fund. Sincerely,
John Neff
Chief Executive Officer & Chief Investment Officer Akre Capital Management, LLC

INVESTOR ID:    01234567891    Security ID: 12345678
Household ID: 01234567891

THIS LETTER RELATES TO YOUR INVESTMENT IN THE AKRE FOCUS FUND

AkreFund.com    Akre Capital Management, LLC | 2 West Marshall Street, Middleburg, Virginia 20117

Subject: Akre ETF Proxy Update

Hi XXXX,

We wanted to make you aware that there will be two more mailings going out this week regarding the proxy due to lack of shareholder participation. Once shareholders vote their shares, they will no longer be contacted by our proxy vendor.

Only 23% of shareholders have voted to date, so every vote counts. To those advisors who have proactively reached out to clients to get this across the goal line, thank you.

Please find attached a sample of the two mailings and let us know if you have any questions.

Thank you,

Devon

Schedule a 30-minute Zoom Meeting with Devon

Devon Ramirez
Managing Director, Institutional Fund Distribution
Akre Capital Management, LLC
P:  540.687.8925 | M: 540.454.8101
www.akrefund.com

FOR REGISTERED INVESTMENT PROFESSIONAL USE ONLY - NOT FOR DISTRIBUTION TO THE RETAIL PUBLIC

Mutual fund investing involves risk. Principal loss is possible. The Fund is non-diversified, meaning it may concentrate its assets in fewer individual holdings than a diversified fund. Therefore, the Fund is more exposed to individual stock volatility than a diversified fund. The Fund invests in small- and medium-capitalization companies, which involve additional risks such as limited liquidity and greater volatility than larger capitalization companies.

For more information, see our Prospectus.

The Akre Focus Fund is distributed by Quasar Distributors, LLC. Quasar and Foreside are affiliated.

Devon Ramirez is a registered representative with Foreside Fund Services, LLC which has been retained by Akre Capital Management, LLC for the purpose of holding registered representative licenses.  Foreside Fund Services, LLC is not affiliated with Akre Capital Management, LLC or its affiliates.
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